SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                   to

Commission file number 1-36764

A.       Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2020 and 2019 and

For the Year Ended December 31, 2020

With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019

and Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have audited the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan since 2000.

New York, New York

June 25, 2021

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2020 and 2019

	2020	2019

ASSETS
Investments, at fair value	$48,682,308	$45,764,301
Notes receivable from participants	718,659	900,672
Investment income receivable	15,709	10,746
Contributions receivable
Contributions receivable	18,867	11,590
Company, net of forfeitures	555,832	570,540
Total assets	49,991,375	47,257,849

LIABILITIES
Accrued expenses	3,094	2,434
Total liabilities	3,094	2,434

Net assets available for benefits	$49,988,281	$47,255,415

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year December 31, 2020

2020

ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments	$4,422,121
Dividend and interest income	945,069
Net investment Income	5,367,190
Interest income on notes receivable from participants	38,143
Contributions
Participants	1,249,262
Company, net of forfeitures	1,193,890
Total contributions	2,443,152
Total additions	7,848,485

DEDUCTIONS FROM NET ASSETS
Distributions to participants	5,102,202
Administrative expenses	13,417
Total deductions from net assets	5,115,619

Net increase in net assets available for benefits	2,732,866

Net assets available for benefits
Beginning of year	47,255,415
End of year	$49,988,281

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1  DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions and detailed definitions of several terms of the Plan.

General

The Plan, a defined contribution plan, covers employees of UBS Financial Services Incorporated of Puerto Rico (the Company or Plan sponsor) and any of its subsidiaries or affiliates, which have adopted the Plan, and are residents of and work in Puerto Rico. The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBS Financial Services), which is a wholly owned subsidiary of UBS Americas Inc., which, in turn, is a subsidiary of UBS Americas Holding LLC which is a wholly owned subsidiary of UBS Group AG (UBS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the Company’s Plan administrator (Head of Benefits Americas Region). Northern Trust (the Custodian) is the custodian of the assets and the UBS Trust Company of Puerto Rico (the Trustee) is the trustee.

Alight (formerly Aon Hewitt) is the Plan’s record-keeper and Mercer serves as the Plan’s investment advisor.

An employee is eligible to participate in the Plan on the first day of service performed for the Company.

The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico’s contribution limits. All other features of the Plan are similar to those of the UBS 401(k) Plan.

The Plan invests in mutual funds, common collective trust funds, money market funds, the UBS Company Stock Fund (UBS Stock Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed Brokerage Accounts.

Plan Amendments

Effective May 4, 2020, Article IX of the Amended and Restated Plan document effective January 1, 2017was amended by adding a new Section 9.11 as follows:

9.11 Withdrawals pursuant to Puerto Rico Treasury Department Circular Letters No.20-09 and 20-23.. The provisions of this Plan regarding in-service withdrawals shall be deemed to be modified by, and shall incorporate by reference, the provisions of Circular Letter No. 20-09 issued on February 20, 2020 on account of the disaster relief declared by the Governor of Puerto Rico due to the January 7, 2020 earthquake and subsequent aftershocks and of Circular Letter No. 20-23 issued on March 29, 2020 on account of the disaster relied declared by the Governor of Puerto Rico due to the COVID-19 emergency (hereinafter collectively the “Circular Letters”) both allowing for “special disaster withdrawals” (as defined by the Circular Letters). The Plan shall be administered in accordance with the Circular Letter unless the Plan Administrator determines otherwise. The Plan Administrator may require a Participant to provide such information and make such attestations, as the Plan Administrator determines in its discretion to be necessary or appropriate to administer the Plan in accordance with the Circular Letters. The Plan Administrator shall be entitled to rely on the information provided by the Participant to the extent permissible under the Circular Letters.

Effective September 20, 2017, the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the “Plan”) is amended as follows (signed Effective 11-2-18):

1. Article IX of the Plan is amended by adding a new Section 9.10 to read as follows:

9.10 Withdrawals pursuant to Puerto Rico Treasury Administrative Determination Letter No. 17-29  The provisions of this Plan regarding in-service withdrawals shall be deemed to be modified by, and shall incorporate by reference, the provisions of Administrative Determination Letter No. 17-29 (as modified by Administrative Determination Letters nos. 18-02 and 18-13) issued by the Puerto Rico Treasury Department that provides relief under the PR Code for Participants affected by a hurricane Maria ( the “Determination Letter”). The Plan shall be administered in accordance with such Determination Letter unless the Plan Administrator determines otherwise. The Plan Administrator may require a Participant to provide such information and make such attestations, as the Plan Administrator determines in its discretion to be necessary or appropriate to administer the Plan in accordance with the Determination Letter. The Plan Administrator shall be entitled to rely on the information provided by the Participant to the extent permissible under the Determination Letter.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

The Plan was amended with respect to Before-Tax Contributions and After-Tax Contributions made on or after January 1, 2018, Matching Contributions will be limited as follows (regardless of the level of Company or Affiliated Employer profit in the applicable Plan Year) for any Participant who is eligible for Matching Contributions in the applicable Plan Year: (i) for the Plan Year ending December 31, 2018, Matching Contributions will be limited to $4,500; (ii) for the Plan Year ending December 31, 2019, Matching Contributions will be limited to $5,850; and (iii) for the Plan Year ending December 31, 2020, and each Plan Year thereafter, Matching Contributions will be limited to $8,000.  In addition, Matching Contributions for any such Participant with respect to a Plan Year shall not exceed 100% of such Participant’s Before-Tax Contributions and After-Tax Contributions up to 6% of Compensation.”

In addition, effective with respect to Compensation paid in Plan Years beginning on or after January 1, 2018, each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:

SCHEDULE A: ELIGIBLE PARTICIPANTS WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service As of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution
less than 10	2.0
10, but less than 15	3.0
15 or more	3.5

SCHEDULE B: ELIGIBLE PARTICIPANTS WITH COMPENSATION GREATER THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service As of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	2.0	2.0	2.0
10 or more	3.0	2.5	2.0

Effective February 8, 2017, the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the “Plan”) is amended as follows: The definition of “Highly Compensated Employee” in Section 2.1 is amended to read as follows: “Highly Compensated Employee” means, effective February 8, 2017, any Employee who (A) is more than a five percent owner of the voting shares or the total value of all classes of stock of the Employer, as defined in the PR Code and the regulations promulgated there under; or (B) for the preceding Plan Year received Compensation in excess of $150,000 or such other amount in effect pursuant to Section 1081.01(d)(3)(E)(iii) of the PR Code.

The Plan was amended effective January 1, 2017 to include auto enrollment of 3% of eligible compensation. Participants have up to 90 days (from date of employment) to enroll in the plan or opt out and not contribute. If the participant does not opt out or enroll within 90 days of employment they will be automatically set up to contribute 3% of their eligible compensation via payroll deductions. The funds will be invested in the age appropriate Target Retirement Fund (the Plans Qualified Default Investment Alternative). In addition, the match formula was changed to $1 for $1 up to 6% of eligible contributions with an annual caps of $3,000 per participant.

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses that may be paid by the Plan include recordkeeping, trustee, legal, audit, and investment consulting. Administrative fees (recordkeeping fees) associated with Self-directed mutual fund window are paid by the plan participants that invest in the Self-directed window. Expenses relating to the Plan’s investments (investment management fees and commissions) are charged to the specific investment fund to which the expense relates.  For the years ended December 31, 2020 and 2019 the Plan administration fees (including fees associated with the self-directed window) were charged to participants’ accounts after one full calendar  year of being a terminated employee, beneficiaries or alternate payees.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other Puerto Rico tax-qualified retirement plans.

For each plan year, a participant is eligible to make pre-tax contributions through payroll deductions, up to 85% of his/her eligible compensation. The dollar amount of a participant’s contributions cannot exceed certain Plan limits and those imposed under the Internal Revenue Code for a New Puerto Rico (the Code). Eligible compensation is defined as 499-R-2/W-2 Puerto Rico earnings (subject to certain adjustments), not to exceed $280,000 for 2019 and $285,000 for 2020. Pre-tax contributions are limited by the Code to $15,000 for 2019 and 2020. Participants who have attained age 50 on or before December 31, 2019, were limited to pre-tax contributions of $16,500 for 2019 and 2020. These limits are subject to change in future years to be consistent with limitations imposed by the Code.

Participants are also permitted to make after-tax contributions of up to 10% of their eligible compensation provided that the maximum combined rate of a participant’s pre- and after-tax contributions does not exceed 85% of his/her eligible compensation for 2019 and 2020. After-tax contributions may be considered in determining the Company’s matching contribution.

Additionally, participants may make rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant’s account and will be treated similar to appreciation on pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.

Company Contributions

Each year, the Company uses pre- and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. For Plan Year beginning January 1, 2017 the Company Match is calculated by multiplying each participant's pre-tax, and after-tax contributions (up to 6% of eligible compensation) by 100% and, is limited on an annual basis, to $3,000 for 2017; $ 4500 for 2018 and $5850 for 2019 and $8,000 for 2020.  Company Match contributions are contributed on a payroll basis based on the participants contributions and year to date annual eligible retirement earnings.

Company match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax and after-tax contribution elections. For plan year 2018, all participants regardless of their earnings were eligible to receive the Company match.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation and based on the participant’s years of service with the Company as of the beginning of the plan year and eligible compensation. The retirement contribution is invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contributions.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company Contributions are invested in the age-appropriate Vanguard Target Date Retirement Fund, the default investment option. The determination of the Target Date Fund is based on the participant’s year of birth.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). The Company Account is funded; per payroll for the Company Match, annually for the Company Retirement Contribution and, per specific payrolls for the QDP. The participant can change their investment elections for Company Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions (pre-tax and After-tax) at any time. In addition, they can make different investment elections for their Company Contributions, before-tax contributions, and after-tax contribution. The participant’s Employee Account reflects all of the participant’s contributions in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions. The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement and QDP contributions and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled, or upon death.

Forfeited Accounts

Forfeited balances of terminated participants’ unvested Company Accounts are used to reduce the Company’s contributions to the Plan. For the year ended December 31, 2020, total forfeitures of $27,331were used to reduce the Company contributions. Unallocated forfeited balances as of December 31, 2020 and 2019 were $7,327 and $2,321 respectively.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of his/her account in a lump-sum amount or in installments over a period of up to 10 years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Notes Receivable from Participants

Notes receivable from participants represent participant loans which are permitted under the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of a participant’s vested account balance, or $50,000, reduced by the participant’s highest outstanding loan balance over the previous 12 months. The interest rates ranged from 5.25% to 10.25% for the year ended December 31, 2020 and 5.25% to 7.50% for the year ended December 31, 2019.

Loans are payable in equal installments, representing a combination of interest and principal by withholding from the participant’s paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant’s right to receive additional loans under the Plan. If a loan is not repaid within 90 days, it will automatically be treated as a distribution to the participant.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Custodian shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Payments of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant does not make loan repayments for more than 90 days, the Plan administrator will deem the participant loan to be a distribution and the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought, sold and held during the year.

Investments held by the Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncement

In July 2018, the Financial Accounting Standard Board issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. The plan adopted ASU 2019-08-on its effective date of January 1, 2019. The adoption of ASU 2019-08 did not have a material impact on the plan's financial statements.

In July 2018, the Financial Accounting Standard Board issued Accounting Standards Update 2018-14 Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20).  The Accounting Standard Update 2018-14 contains several amendments to the disclosure requirements for employers that sponsor defined benefit pension and other post-retirement plans. The objective of the amendments is to improve the effectiveness of disclosures in the notes to financial statements. Several disclosure requirements that are no longer considered cost beneficial are removed, specific disclosure requirements are clarified, and certain disclosures are added. ASU 2018-14 was effective for year end 2020 and it relates primarily to the reporting by a defined benefit plan and is not applicable for the Plan.

On August 28, 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of ASU 2018-13. The plan adopted the standard on its mandatory effective date on January 1, 2020. As these amendments relate to disclosures, the adoption did not have an impact on the plan’s financial statements.

NOTE 3  FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1:   Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:   Unobservable inputs for the financial instrument

NOTE 3  FAIR VALUE MEASUREMENT (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Money market funds: Records its corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Self-Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2020 and 2019.

At December 31, 2020, the investments held by the Plan within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$15,903,813	—	—	$15,903,813
Self-directed brokerage accounts	14,715,818	—	—	14,715,818
UBS Stock Fund	1,661,391	—	—	1,661,391
Common Stock	1,166,407	—	—	1,166,407
	$33,447,429	$ —	$ —	$33,447,429
Investments measured at NAV:
Money market funds(a)				$5,382,958
U.S. equity funds(b)				$6,949,575
Non-U.S. equity funds(c)				$662,141
U.S. bond funds(d)				$2,240,205
Total investments at fair value				$48,682,308

At December 31, 2019, the investments held by the Plan within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$17,052,332	—	—	$17,052,332
Self-directed brokerage accounts	13,784,327	—	—	13,784,327
UBS Stock Fund	1,595,509	—	—	1,595,509
Common Stock	905,959	—	—	905,959
	$33,338,127	$ —	$ —	$33,338,127
Investments measured at NAV:
Money market funds(a)				$5,304,380
U.S. equity funds(b)				$5,913,890
Non-U.S. equity funds(c)				$463,374
U.S. bond funds(d)				$744,530
Total investments at fair value				$45,764,301

NOTE 3  FAIR VALUE MEASUREMENT (Continued)

(a)     Money market funds are designed to protect capital with low-risk investments and include cash, bank notes, corporate notes,     government bills, and various short-term debt instruments.

 (b)   Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

(c)     U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(d)    Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(e)     Target date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the Target Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.

The above provides a general description of the investments. Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

NOTE 4  RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5  RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of UBS Group AG. In addition, certain Plan investments are shares/units of mutual funds and short-term investments managed by the Custodian. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received a common stock dividend payment of $ 87,523 from UBS Group AG for 2020.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

The UBS mutual funds’ investment advisor, administrator, and distributor is UBS Asset Management (Americas) LP, a wholly owned subsidiary of UBS Americas Inc. UBS AM earns management fees from the UBS AM Funds offered in the self-directed window which is offered in one of the core funds. These fees were paid by the participants.

NOTE 6  TAX STATUS

The Plan has received a favorable determination letter from the Commonwealth of Puerto Rico Department of Treasury (the Treasury) dated August 25, 2015, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC-94) and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended. Puerto Rico Treasury confirmed in a letter dated  February 26, 2018 that amendments to the plan do not adversely affect the plan’s qualified status.

Puerto Rico Treasury also confirmed in a letter dated February 19, 2019 that Amendment 1 dated October 20, 2017       does not adversely affect the plan's qualified status.

Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan administrator has indicated that they will take the necessary steps to bring the Plan into compliance with the Puerto Rico Code. The Plan has not been qualified nor is intended to be qualified under Sections 401(a) or 401(k) of the U.S. Internal Revenue Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Note 7  SUBSEQUENT EVENTS

Management has evaluated its subsequent event disclosure through the date the Plan's financial statements are available to be issued and notes at there are not subsequent events.

SUPPLEMENTAL SCHEDULE

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

EIN: 13-3074649

Plan #: 003

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2020

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment and Interest Rate	Share / Par Value	Current Value
ARTISAN FDS INC INTL FD INSTL SHS	Mutual funds	7,517	261,445
FIRST EAGLE SOGEN FDS INC GLOBAL FD CL R6	Mutual funds	2,572	158,378
GALLERY TR MONDRIAN INTL EQUITY FD	Mutual funds	12,635	171,464
LOOMIS SAYLES INVT TR FORMERLY LOOMIS S	Mutual funds	1,633	30,111
VANGUARD CHESTER FDS INSTL TARGET RETIREMENT 2025 FD	Mutual funds	85,186	2,338,353
VANGUARD CHESTER FDS INSTL TARGET RETIREMENT 2030 FD	Mutual funds	175,981	4,950,334
VANGUARD CHESTER FDS INSTL TARGET RETIREMENT 2035 FD	Mutual funds	34,247	983,913
VANGUARD CHESTER FDS INSTL TARGET RET 2050 FD VANGUARD INST T/R 2050-INST	Mutual funds	16,632	498,473
VANGUARD CHESTER FDS INSTL TARGET RETIREMENT 2015 FD	Mutual funds	5,790	142,210
VANGUARD CHESTER FDS INSTL TARGET RETIREMENT 2020 FD	Mutual funds	94,444	2,479,161
VANGUARD CHESTER FUNDS INSTITUTIONAL TARGET RETIREMENT 2040	Mutual funds	52,908	1,552,860
VANGUARD CHESTER FUNDS INSTITUTIONAL TARGET RETIREMENT 2045	Mutual funds	27,920	834,523
VANGUARD CHESTER FUNDS INSTITUTIONAL TARGET RETIREMENT 2055	Mutual funds	6,480	194,716
VANGUARD CHESTER FUNDS INSTITUTIONAL TARGET RETIREMENT 2060	Mutual funds	14,770	445,153
VANGUARD CHESTER FUNDS INSTITUTIONAL TARGET RETIREMENT INCOME	Mutual funds	27,716	674,320
VANGUARD TARGET RETIREMENT 2065 FUNDINSTL	Mutual funds	6,829	188,399
INVESCO OPPENHEIMER EMERGING MARKETS EQUITY CL A - 504	Common and collective trust funds	8,706	662,141
PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884 74443R10	Common and collective trust funds	5,510	1,083,298
SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL SERIES FD -	Common and collective trust funds	20,127	285,274
SSGA RUSSELL SMALL/MID CAP INDEX NL CLASS C	Common and collective trust funds	16,139	978,920
SSGA S&P 500 INDEX NON-LENDING SERIES FUND CLASS K	Common and collective trust funds	145,190	4,937,191
SSGA US BOND INDEX NL SERIES CLASS C	Common and collective trust funds	63	1,042
SSGA US BOND INDEX NON-LENDING SERIES FUND CLASS K	Common and collective trust funds	14,395	176,945
T ROWE PRICE INSTITUTIONAL EQUITY FDS LARGE-CAP GROWTH	Common and collective trust funds	28,216	1,727,110
			25,755,734

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment and Interest Rate	Share / Par Value	Current Value
NTGI COLLECTIVE GOVERNMENT STIF REG	Money market funds	5,382,958	5,382,958
UBS PUERTO RICO SDA ASSET	Self-Directed Brokerage Accounts	1	14,715,818
*UBS GROUP AG COMMON STOCK	UBS stock fund	117,579	1,661,391
Common Stock	Others	14,510	1,166,407
Total investments at fair value			48,682,308
*Participant loans	5.25% to 10.25%		718,659

* Party-in-interest.

Note: Cost information is not required because investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

By: _/s/ Michael O’Connor______________

Name:  Michael O’Connor

Title:    Plan Administrator

Date: June 29, 2021